



Yair Goldfinger · 2nd
Co-Founder & CEO at AppCard
New York, New York, United States · **Contact info**

500+ connections

3 mutual connections: Tino Go, Julian Ivann, and 1 other

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AppCard

Tel Aviv University

Experience

Co-Founder & CEO
AppCard
2011 - Present · 11 yrs 8 mos

AppCard™ is a next-generation customer loyalty platform that is changing the way brick-and-mortar stores communicate with their customers. The platform provides merchants with effective too ...see more

Venture Partner
3VC
2021 - Present · 1 yr 8 mos

Chairman
Medipower (Overseas) Public Co. Limited.
2010 - Present · 12 yrs 8 mos

Investor / Advisor to Board
Volicon
May 2005 - Mar 2016 · 10 yrs 11 mos

Acquired by Verizon in 2016

Board Member
Odysii
2004 - Oct 2015 · 11 yrs 10 mos

Acquired by Gilbarco Veeder-Root in 2015

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Education

Tel Aviv University
BA, Math and Computer Science
1990 - 1992

Skills

Start-ups

Endorsed by Guy Gamzu and 102 others who are highly skilled at this

Endorsed by 15 colleagues at AppCard, Inc.

99+ endorsements

Entrepreneurship

Endorsed by Larry Kim and 53 others who are highly skilled at this

Endorsed by 12 colleagues at AppCard, Inc.

99+ endorsements

Product Management

Endorsed by Larry Kim and 12 others who are highly skilled at this

Endorsed by 13 colleagues at AppCard, Inc.

99+ endorsements

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Patents

Secured identities collaboration system and method
US US8954486 · Issued Feb 10, 2015

See patent

An identities collaboration system that comprises a Personal Service Provider (PSP) system for supplying specific
user related personal service(s); means for assigning two different data files to each user opting-in to ...see more

Other inventors



Communication system
US 6449344

See patent

The present invention discloses a communication system including a communications network, a multiplicity of
communications terminals which are connectable to the communications network and which can be e ...see more

Other inventors



Communication system allowing users to know online or network status of sought users
US US7149775

A communication system including a multiplicity of communications terminals connectable to a communications
network for enabling users to communicate with a user not necessarily identified with a given commur ...see more

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Interests

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Noam Bardin 🔗 · 2nd
Founder something new | Former CEO of
Waze 2009-2021
245,673 followers